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10028318

SECURITI[ES AND EXCHANGE COMMISSI]ON

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BB 3/4/10

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67298

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Momentum Trading Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 State Street, 11th Floor
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vincent Landano 646-826-3200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

S. A. Koenig & Associates, CPA's P.C.
(Name – if *individual, state last, first, middle name)*

485 Underhill Blvd, Suite 100 (Address) Syosset (City) NY (State) 11791 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/10

OATH OR AFFIRMATION

I, Vincent Landano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Momentum Trading Partners, LLC, as of December 31 ~2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

2/25/10

Notary Public

CATHERINE R. DOMINGUES
Notary Public, State of New York
No. 01DO6072649
Qualified in Richmond County
Commission Expires April 08, 20 10

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

"For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MOMENTUM TRADING PARTNERS, LLC
(A LIMITED LIABILITY COMPANY)

CONTENTS

S. A. KOENIG & ASSOCIATES CPAS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Member and Board of Directors of
Momentum Trading Partners, LLC
(A Limited Liability Company)
New York, New York

We have audited the accompanying statement of financial condition of Momentum Trading, Partners, LLC, at December 31, 2009, and the related statements of income, changes in member's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Momentum Trading Partners, LLC, at December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

S. A. Koenig & Associates

S. A. KOENIG & ASSOCIATES, CPAS, P.C.

Syosset, New York
February 23, 2010

485 UNDERHILL BOULEVARD • SUITE 100 • SYOSSET, NY • 11791 TEL: (516) 921-6480 • FAX: (516) 921-6482 • WWW.SAK-CPAS.COM
Member of the Private Companies Practice Section of the American Institute of Certified Public Accountants and Member of the Public Company Accounting Oversight Board

MOMENTUM TRADING PARTNERS, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

ASSETS:	
Cash	$23,733
Receivables from brokers and dealers	879,702
Property and equipment, net	388,200
Other assets	336,159
Total Assets	**$1,627,794**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable, accrued expenses and other liabilities	515,464
Note payable-insurance	15,989
Total Liabilities	531,453
MEMBER'S EQUITY	
Member's Equity	1,096,341
Total Liabilities and Member's Equity	**$1,627,794**

The accompanying notes are an integral part of these financial statements.

MOMENTUM TRADING PARTNERS, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUES:	
Commissions	8,289,731
Interest income	413
	8,290,144
OPERATING EXPENSES:	
Salaries, commissions and related expenses	5,717,825
Regulatory fees	128,186
Communications and data processing	1,213,308
Other operating expenses	1,326,307
Occupancy	304,079
Interest expense	1,049
	8,690,754
NET LOSS	**($400,610)**

The accompanying notes are an integral part of these financial statements.

MOMENTUM TRADING PARTNERS, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Member's Equity
Balance January 1, 2009	1,640,851
Capital contributions	-0-
Capital distributions	(143,900)
Net loss	(400,610)
Balance December 31, 2009	1,096,341

The accompanying notes are an integral part of these financial statements.

MOMENTUM TRADING PARTNERS, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	($400,610)
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	96,812
Increase in receivables from brokers and dealers	(208,841)
Increase in other assets	(38,682)
Increase in accounts payable, accrued expenses and other liabilities	204,641
NET CASH USED IN OPERATING ACTIVITIES	(346,680)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of property, equipment and software	(81,218)
NET CASH USED IN INVESTING ACTIVITIES	(81,218)
CASH FLOWS USED IN FINANCING ACTIVITIES:	
Proceeds from note payable-insurance	28,451
Repayment of note payable-insurance	(12,462)
Capital distributions paid to members	(143,900)
NET CASH USED IN FINANCING ACTIVITIES	(127,911)
NET DECREASE IN CASH	(555,809)
CASH, BEGINNING OF YEAR	579,542
CASH, END OF YEAR	**$23,733**

The accompanying notes are an integral part of these financial statements.

MOMENTUM TRADING PARTNERS, LLC
(A LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENTS

1 - ORGANIZATION

Momentum Trading Partners, LLC ("The Company") was organized in New York on January 5, 2006. The Company is registered as a broker-dealer with the Securities and Exchange Commission of the Financial Industry Regulatory Authority (The "FINRA") and the Securities Investor Protection Corporation (The "SIPC"). The Company is owned by AGIS Holding, LLC and is scheduled to dissolve on December 31, 2046.

On January 28, 2008, the Company's name was changed to Momentum Trading Partners, LLC from Richmond Securities, LLC. The Company's business for the year has been limited to receiving a fee for referring accounts to other broker/dealers. The Company does not have any customer accounts.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company usually operates primarily as an introducing broker and engages in the business of providing executive services for institutional customers. As a matter of normal business practice, the Company does not assume positions in securities. For the year, the Company did not use a clearing broker.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used when accounting for amortization, depreciation and contingencies.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid debt investments with maturity of three months or less when purchased.

The Company maintains cash and cash equivalent balances at several financial institutions which are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2009, the Company did not have cash or cash equivalent balances in excess of FDIC insurance limits.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D).

Research and Development and Computer Software

Research and development costs, which relate primarily to the development, design and testing of computer software, are expensed as incurred. The software could potentially enhance and improve the program's capabilities and may be used by the Company and its current and future customers. The cost of software used in operations under the terms of a licensing agreement, except for software used in research and development activities, are capitalized and amortized over their estimated useful lives in accordance with FASB ASC 985-20.

Property and Equipment

Property and equipment is stated at cost. The costs of additions and betterments are capitalized and expenditures for repairs and maintenance are expensed in the period incurred. When items of property and equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Depreciation and amortization of property and equipment is provided utilizing both the straight-line and accelerated methods over the estimated useful lives of the respective assets as follows:

Computer and office equipment	5 to 7 years
Furniture and fixtures	7 years
Computer software	5 years
Website development costs	3 years

Income Taxes

Federal and state income taxes have not been provided for because the Limited Liability Company (LLC) is classified as a partnership for income tax purposes and will not be subject to income tax. As such the LLC's income or loss and credits are passed through to the member and are reported on the member's income tax return.

Referral Fees (Commissions)

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D).

Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 23, 2010, the date the financial statements were issued.

3 - DUE FROM BROKER DEALERS

The following amounts are due from broker dealers as reflected on the statement of financial condition as of December 31, 2009:

	Due from Clearing Broker	Other Broker Dealers	Totals
Commissions receivable	$ -0-	$ 654,823	$ 654,823
Good faith deposits:			
Invested cash	25,000	199,879	224,879
	$ 25,000	$ 854,702	$ 879,702

4 - PROPERTY AND EQUIPMENT

Computer and office equipment	$ 281,788
Furniture and fixtures	50,320
Computer software	176,000
Website development costs	7,500
	515,608
Less: Accumulated depreciation and amortization	127,408
	$ 388,200

Depreciation and amortization expense related to property and equipment amounted to $103,745 for the year ended December 31, 2009.

5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company has net capital of $368,117 which was $332,687 in excess of its minimum required net capital of $35,430. The Company's net capital ratio was 1.44 to 1.

MOMENTUM TRADING PARTNERS, LLC
(A LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENTS

6 - COMMITMENTS AND CONTINGENCIES

The Company sub-leases its offices from its owner, Agis Holdings, LLC under a non-cancelable operating lease. The Company occupies 65% of total office space at 17 State Street, 11th Floor, New York, New York. The space is leased by Agis Holdings, LLC from an unrelated company. Future minimum rentals are as follows:

Years Ending December 31:	
2010	$ 259,340
2011	259,340
2012	259,340
2013	259,340
2014	216,118
	$1,253,478

The lease provides for the tenant to pay its portion of insurance, real estate taxes, utilities, building maintenance and certain other costs.

Rent expense charged to operations associated with the Company's offices for the year ended December 31, 2009, amounted to $304,079 which has been included in occupancy.

In addition, the Company has a five year cancelable license and service agreement with Nexus Trading Network, LLC on an as needed basis to provide research and development of computer software. The fees paid for services will vary based on man hours and users. During the year ended December 31, 2009, the Company incurred research and development costs of $375,000 under the agreement. These costs were charged to expenses and included in other operating expenses.

7 - CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company enters into financial transactions where the risk of potential loss due to changes in market or failures of the other party to the transaction to perform exceeds the amounts recorded for the transactions.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customer and/or other counter-party with which it conducts its business.

As of December 31, 2009, no customer accounts have been opened.

MOMENTUM TRADING PARTNERS, LLC
(A LIMITED LIABILITY COMPANY)
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
AS OF DECEMBER 31, 2009

COMPUTATION OF NET CAPITAL		
Total member's equity		$1,096,341
Less: Non allowable assets		
Commissions receivable	3,865	
Property, equipment, and software, net	388,200	
Other assets	336,159	
		728,224
Net Capital		368,117
CONSOLIDATED COMPUTATION OF BASIC NET CAPITAL REQUIRED		
Minimum net capital required 6-2/3% of $531,453 pursuant to Rule 15C3-1		35,430
Minimum dollar net capital requirement of reporting broker/dealer		5,000
Minimum net capital requirements of broker/dealer		35,430
EXCESS NET CAPITAL		332,687
EXCESS NET CAPITAL AT 1,000 %		314,972
AGGREGATE INDEBTEDNESS		531,453
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		1.44

See independent auditors' report.

MOMENTUM TRADING PARTNERS, LLC
(A LIMITED LIABILITY COMPANY)
SUPPLEMENTARY INFORMATION
COMPUTATION OF RESERVE FORMULA PURSUANT TO RULE 15C3-3
FOR THE YEAR ENDED DECEMBER 31, 2009

EXEMPTION CLAIMED UNDER RULE 15C3-3(k)(2)(ii)

See independent auditors' report.

MOMENTUM TRADING PARTNERS, LLC
(A LIMITED LIABILITY COMPANY)
SUPPLEMENTARY INFORMATION
RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

	Audited	Focus Report Unaudited		Difference
CURRENT ASSETS:				
Cash	$ 23,733	$ 23,733		$ -0-
Receivables from brokers and dealers	879,702	879,702		-0-
Property and equipment, net	388,200	403,794	(a)	(15,594)
Other assets	336,159	453,115	(b)	(116,956)
Total Assets	**$1,627,794**	**$1,760,344**		**$ (132,550)**

LIABILITIES AND MEMBER'S EQUITY

	Audited	Focus Report Unaudited		Difference
LIABILITIES				
Accounts payable, accrued expenses and other liabilities	$ 515,464	$ 504,596	(c)	$ 10,868
Note payable	15,989	-0-	(d)	$ 15,989
Total Liabilities	531,453	504,596		26,857
MEMBER'S EQUITY				
Total member's equity	1,096,341	1,255,748	(e)	(159,407)
Total Liabilities and Member's Equity	**$1,627,794**	**$1,760,344**		**$ (132,550)**

(a) Audit adjustment for misposting of property and equipment and software of $81,218 and adjustment for depreciation and amortization of equipment of $96,812.
(b) Audit adjustment for misposting of member distributions of $143,900 and misclassification of prepaid expense of $26,944.
(c) Audit adjustment for various accrual not recorded by broker on focus report.
(d) Audit adjustment for note payable – insurance not recorded by broker on focus report.
(e) Summary of all adjustments.

See independent auditors' report.

MOMENTUM TRADING PARTNERS, LLC
(A LIMITED LIABILITY COMPANY)
SUPPLEMENTARY INFORMATION
RECONCILIATION OF COMPUTATION OF NET CAPITAL
WITH FOCUS REPORT FORM X-17A-5(A), PART IIA
AS OF DECEMBER 31, 2009

Net capital as reported on the Focus Report, Part IIA	$ 398,839
Adjustments	(30,722)
Net capital as adjusted and as reported per audited financial statements	$ 368,117

The difference between the auditors' net capital and the net capital reported by the broker is primarily due to an adjustment for various items including accruals, mispostings, reclassifications and rounding. The audited report reflects the (adjusted) actual balances and revised estimates available subsequent to the previous filing. In order for Momentum Trading Partners, LLC to file Form X-17a-5(a) in a timely manner, certain amounts require estimates.

See independent auditors' report.

S. A. KOENIG & ASSOCIATES CPAS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member and Board of Directors of
Momentum Trading Partners, LLC
(A Limited Liability Company)
New York, New York

In planning and performing our audit of the financial statements of Momentum Trading Partners, LLC ("The Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(1)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

485 UNDERHILL BOULEVARD • SUITE 100 • SYOSSET, NY • 11791 TEL: (516) 921-6480 • FAX: (516) 921-6482 • WWW.SAK-CPAS.COM

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and may not be detected. Also, protection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the use of Board of Directors, management, the Securities and Exchange Commission, Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

S. A. Koenig & Associates

S. A. KOENIG & ASSOCIATES, CPAs, P.C.

Syosset, New York
February 23, 2010

MOMENTUM TRADING PARTNERS, LLC
(A LIMITED LIABILITY COMPANY)
FINANCIAL STATEMENTS
DECEMBER 31, 2009